Exhibit 99.1

FORUM NATIONAL
INVESTMENTS INC.

NOTICE OF MEETING
AND
MANAGEMENT
INFORMATION CIRCULAR

FOR
ANNUAL GENERAL & SPECIAL MEETING
OF MEMBERS

To Be Held On

March 25, 2010
2:00 pm
Fairmont Pacific Rim
Vancouver, B.C.

FORUM NATIONAL INVESTMENTS INC.

NOTICE OF ANNUAL & SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general & special meeting of the members (the "shareholders") of Forum National Investments Inc. (the "Company") will be held at the Fairmont Pacific Rim Hotel, Vancouver, British Columbia, on Thursday, March 25, 2010, at the hour of 2:00 p.m.., Vancouver time, for the following purposes:

1.        To receive and consider the financial statements of the Company together with the auditor's report thereon for the financial year ended September 30, 2009.

2.        To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

3.        To determine the number of directors for the year at seven and to elect seven of the seven directors for the ensuing year.

4.        To transact such further or other business as may properly come before the meeting and any adjournments thereof.

           The text of the resolutions to be proposed is set out in the Information Circular accompanying this Notice. The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and forms part of this Notice.

           If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 20th day of February, 2010.
BY ORDER OF THE BOARD
/s/ Daniel Clozza

Dan Clozza, President and Chief Executive Officer

INFORMATION CIRCULAR

FORUM NATIONAL INVESTMENTS INC.

SOLICITATION AND GENERAL INFORMATION

This Information Circular is furnished in connection with the solicitation by the management of Forum National Investments Inc. (the "Company") of proxies for use at the annual general & special meeting of the members (“members” or "shareholders") of the Company to be held on March 25, 2010, at 2:00 p.m. and any adjournments thereof (the "Meeting").

The solicitation for proxies will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

The principal executive office is Suite # 200, 550 Denman Street, Vancouver, British Columbia V6G 3H1. The telephone number is (778) 588-7780. The Canadian registered and records office of the Company is located at the office of the Company’s Canadian agent Kornfeld Mackoff Silber, 1100 One Bentall Center, 505 Burrard Street, Box 11, Vancouver, B.C., V7X 1M5.

The date of this Information Circular is February 20, 2010.

Who Can Vote, Record Date and Voting Shares

The Board of Directors of the Company has fixed the close of business on February 18, 2010 as the record date for the purposes of determining the holders of common shares entitled to receive notice of and to vote at the Meeting (the “Record Date”). In accordance with the provisions of the Ontario Business Companies Act, R.S.O. 1990, Chapter B. 16, as amended, the Company has requested its transfer agent to prepare a list of the holders of common shares on the Record Date. Each holder of common shares named in the list will be entitled to vote the common shares shown opposite his or her name on the list at the Meeting, except to the extent that:

(a)	the Shareholder has transferred any of his or her common shares after the date on which the list was prepared; and

(b)

the transferee of those common shares produces properly endorsed share certificates or otherwise establishes that he or she owns such common shares and demands not later than ten (10) days before the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her common shares at the Meeting.

As of the Record Date, the Company had 28,881,356 common shares (“Common Shares”) issued and outstanding. The holders of Common Shares are entitled to one vote for each Common Share held. In order to be effective, each ordinary resolution to be submitted to Shareholders at the Meeting must be approved by the affirmative vote of at least 50% plus one of the votes cast thereon and each special resolution must be approved by the affirmative vote of at least 67% of the votes cast thereon.

How You Can Vote

If you are a registered shareholder (i.e. your Common Shares are held in your name) you may vote your Common Shares either by attending the Meeting in person or, if you do not plan to attend the Meeting, by completing the proxy and following the delivery instructions contained in the form of proxy and this management proxy Information Circular.

Appointment of Proxyholder

The persons named in the accompanying form of proxy are the President and Director, or failing him, a representative of Forum National Investments Ltd. You may also appoint some other person (who need not be a shareholder of the Company) to represent you at the Meeting either by inserting such other person's name in the blank space provided in the form of proxy or by completing another suitable form of proxy.

Proxy Voting Options

Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders may vote by proxy as follows: by mail or fax, by telephone.

Submitting a proxy by mail or fax are the only methods by which a shareholder may appoint a person as proxy other than a director or officer of the Company named on the form of proxy.

Mail

All registered shareholders should deliver their proxies by hand or mail to Computershare Trust Company of Canada, by mail or by hand delivery at their offices at, Computershare Investor Services Proxy Dept., 100 University Avenue 9th Floor, Toronto, Ontario M5J 2Y1, not later than 10:00 a.m. on March 23, 2010.

Telephone

The option to submit a proxy by telephone is offered only in Canada and in the United States. Registered shareholders electing to submit a proxy by telephone require a touch-tone telephone. The telephone number to call is: 1-866-732-8683. Shareholders must follow the instructions, use the form of proxy received from the Company and provide the ID and Code numbers located beside their name on the proxy form on the lower left-hand side. If the ID and Code numbers are not on the proxy form, they will be on the back of the flyer enclosed with this Information Circular. Instructions are then conveyed by use of the touch-tone selections over the telephone.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (the “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for the Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for the Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a Broadridge proxy cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to Broadridge, as the case may be, well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent), in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request, in writing, that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her Common Shares.

Revocation of Proxies

You may revoke your proxy by:

  delivering, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, a written notice of revocation duly executed to Computershare Investor Services Proxy Dept., 100 University Avenue 9th Floor, Toronto, Ontario M5J 2Y1 or to the head offices of the Company at 1Suite # 200, 550 Denman Street, Vancouver, British Columbia V6G 3H1; or

  advising the Chairman of the Meeting that you are voting in person at the Meeting; or

  any other manner provided by law.

Your revocation of a proxy will not affect a matter on which a vote has already been taken.

Exercise of Discretion

The nominees named in the accompanying form of proxy will vote or withhold from voting the shares represented by the proxy in accordance with your instructions. The proxy grants the nominees the discretion to vote on:

  each matter or group of matters identified in the proxy where you do not specify how you want to vote, except for the election of directors and the appointment of auditors;

  any amendment to or variation of any matter identified in the proxy; and

  any other matter that properly comes before the Meeting.

If on a particular matter to be voted on, you do not specify in your proxy the manner in which you want to vote, your shares will be voted for the approval of such matter.

As of the date of this Information Circular, management of the Company knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting, each nominee intends to vote thereon, in accordance with the nominee’s best judgment.

SHAREHOLDERS

Record Date

The Board of Directors of the Company has fixed the close of business on February 18, 2010 as the record date for the purposes of determining the holders of common shares entitled to receive notice of and to vote at the Meeting (the “Record Date”). In accordance with the provisions of the Ontario Business Corporations Act, R.S.O. 1990, Chapter B. 16, as amended, the Company has requested its transfer agent to prepare a list of the holders of common shares on the Record Date. Each holder of common shares named in the list will be entitled to vote the common shares shown opposite his or her name on the list at the Meeting, except to the extent that:

(a)	the shareholder has transferred any of his or her common shares after the date on which the list was prepared; and

(b)

the transferee of those common shares produces properly endorsed share certificates or otherwise establishes that he or she owns such common shares and demands not later than ten (10) days before the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her common shares at the Meeting.

As of the Record Date, the Company had 28,881,356 Common Shares (the “Common Shares”) issued and outstanding.

Voting Shares and Principal Holders Thereof

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company except the following:

Name and Address(4)	Number of Common Shares Owned or Controlled(1)	Percentage of Outstanding Common Shares (%) (1)(2)(3)	Number of "A" Preferred Shares Owned or Controlled (7)	Percentage of "A" Preferred Shares (%)	Number of "B" Preferred Shares Owned or Controlled (8)	Percentage of “B” Preferred Shares (%)
Scott McManus(5)	9,000,000	31.16	1,393,398	10.00	1,393,398	10.00
Jeffery Teeny(6)	6,250,000	21.64	1,393,398	10.00	1,393,398	10.00
Daniel Clozza,	5,430,000	18.80	5,305,500	38.08	5,430,000	38.97
Martin Tutschek	1,620,789	5.61	1,399,500	10.04	1,399,500	10.04
Jackie Dawydiuk(9)	1,500,000	5.19	1,500,000	10.76	1,500,000	10.76
Directors and Officers as a Group	23,800,789	82.40	10,991,796	78.88	11,240,796	80.67

Notes:

(1)	Percentage shown in chart is based on an aggregate total of 28,881,356 common shares issued and outstanding .

(2)

Based on an aggregate of 42,815,339, which is the number of common shares which would be issued and outstanding on a basic diluted basis. This number includes the 13,933,983 Series B Preferred Shares outstanding which may be converted into common shares of Forum. The percentage ownership of common shaires on a basic-diluted basis would be as follows: Mr. Teeny – 17.85% (7,643,398), Mr. McManus – 24.27% (10,393,398) , Mr. Clozza – 25.07% (10,735,500), Mr. Tutschek – 7.05% (3,020,289), and Ms. Dawydiuk – 7.0% (3,000,000).

(3)

Based on an aggregate of 90,940,678, which is the number of common shares which would be issued and outstanding on a fully- diluted basis. This number includes the 13,933,983 Series A Preferred Shares and Series B Preferred Shares outstanding each series which may be converted into common shares of Forum and the stock options for common shares of Forum which are “in the money”. Mr. Teeny has 1,250,000 stock options, Mr. Scott McManus has 315,000 stock options and Mr. Tutschek has 225,000 stock options exercisable for common shares in Forum. The percentage ownership of common shares on a fully-diluted basis would be as follows: Mr. Teeny – 14.78% (13,440,432), Mr. McManus – 16.43% (15,255,424) , Mr. Clozza – 30.98% (28,175,106), Mr. Tutschek – 8.7% (7,935,012), and Ms. Dawydiuk – 8.67% (7,892,608).

(4)	The address of these parties unless otherwise noted is: Suite # 200, 550 Denman Street, Vancouver, British Columbia V6G 3H1.

(5)	Shares beneficially owned or held by Mr McManus are registered to Aliya Life Settlement International, LLC.

(6)	Shares beneficially owned or held by Mr Teeny are registered to Teeny Acquisitions, LLC.

(7)

On June 27, 2007 the record date, Forum issued 13,933,983 Series ”A” Preferred shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series “A’ Preferred shares are convertible, as a Series into common shares of Forum provided a majority of the Series “A” Preferred shareholders vote in favour of converting the entire Series. The Series will convert into a number of common shares that will represent 50% of the number of fully diluted common shares after conversion

(8)

June 27, 2007 the record date, Forum issued 13,933,983 Series ”B” Preferred Shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series “B” Preferred shares are convertible into common shares of Forum on a one for one basis by shareholders of record as of June 27, 2007.

(9)	Ms. Dawydiuk is married to Mr. Clozza, an officer and director of the Company. She votes and controls her shares in the Company independently of her husband.

The directors and senior officers of the company have no knowledge of any other person who beneficially owns, directly or indirectly, voting securities of the Company carrying more than 10% of the voting rights attached to all securities of the Company. However, this information is not reasonably within the power of the directors and senior officers to ascertain or procure for a number of reasons, including the fact that many persons who appear as registered shareholders are in fact not the beneficial holders of the shares and many persons who become beneficial owners of the Company's shares do not register such shares in their name.

OFFICERS, DIRECTORS AND INSIDERS

Executive Compensation

Executive Officers of the Company

The following table made under the Securities Act of 1934 sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years (to the extent required by the Regulation) in respect of each of the individuals who were, as at February 20, 2010, the Chief Executive Officer and the other four most highly compensated executive officers of the Company whose individual total compensation for the most recently completed financial year exceeds $100,000 (collectively “ the Named Executive Officers”) including any individual who would have qualified as a Named Executive Officer but for the fact that the individual was not serving as such an Officer at the end of the most recently completed financial year.

Summary Compensation Table

The following table sets forth the summary of the compensation paid to the Chief Executive Officer and other executive officers of the Company for the past three fiscal years in Canadian Dollars:

Annual Compensation(1)					Long Term Compensation
					Awards	Payouts
Name and Principal Position	Year	Salary(2) ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/SAR’s Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Daniel Clozza President, Chief Executive Officer and Director	2009 2008 2007	312,000 182,000 231,000	Nil Nil Nil	38,400 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Martin Tutschek Chief Financial Officer and Director	2009 2008 2007	190,312 144,200 147,000	Nil Nil Nil	45,470 35,541 35,000	Nil Nil 225,000 (3)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:	(1)	All dollar figures shown in Canadian Dollars
	(2)	Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% if the total of the annual salary and bonus of the named executive officers for the financial year.
	(3)	The Company granted Mr. Tutschek 300,000 stock options exercisable at $1.00 per share with an expiry date of July 5, 2012 during the fiscal year ended September 30, 2007.

Long Term Incentive Plan (LTIP) Awards for Named Executive Officers

The Company has had no LTIP awards during the most recently completed financial year.

Stock Options and Stock Appreciation Rights (SAR’s) for Named Executive Officers

The Company did not grant any options under the Company's Stock Option Plan to its named executives during the twelve months ended September 30, 2009 or 2008.

Stock Options exercised during the Year Ended September 30, 2009 and Year End Option Values

The following table sets forth with respect to our named executive officers, the number of options exercised and the number of unexercised stock options and the value of in-the-money stock options as at September 30, 2009.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Stock Options / SARs at Fiscal Year-End (#) Exercisable / Unexercisable	Value of Unexercised in-the-money Stock Options at Fiscal Year-End ($)(1) Exercisable / Unexercisable
Daniel Clozza CEO & President	nil	nil	0	nil
Martin Tutschek CFO	75,000	nil	225,000	$ 177,750

Note:	(1)	Based on the closing price on September 30, 2009 of $1.79, less the exercise price of the stock option.

Securities Authorized for Issuance under Equity Compensation Plans

On July 5th 2007, the Board of Directors of the Company adopted a Stock Option plan reserving 2,850,000 shares in the common stock of the Company to provide its officers, directors, employees and consultants with an incentive to use their best efforts to advance the business affairs of the Company. The plan allows optionees to exercise the purchase of stock options at the price of $1.00 per common share which will be executable for a period of five years from the date of grant.

The purpose of the Stock Option Plan is to encourage ownership of the Common Shares of the Company by the persons who are primarily responsible for the management and profitable growth of the Company’s business, as well as provide additional incentive for superior performance by such persons and attract and retain valued personnel. The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Company. A consultant is defined as an individual that is engaged by the Company, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Company’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding corporation. The Stock Option Plan is administered by the Board of Directors of the Company, which has the authority to determine, among other things, subject to the terms of the plan and the requirements of regulatory authorities having jurisdiction, the terms, limitations, restrictions and conditions respecting the grant of options thereunder.

The Stock Option Plan provides that the maximum number of Common Shares that may be reserved for all purposes under the plan shall be 2,850,000 shares. The plan provides that the maximum number of Common Shares that may be reserved for issuance to insiders under the plan and any other share compensation arrangement shall not exceed 10% of the Common Shares outstanding at the time of grant (on a non-diluted basis) and the maximum number of Common Shares that may be issued to insiders under the plan or any other share compensation arrangement within a one-year period shall not exceed 10% of the Common Shares outstanding at the time of grant (on a non-diluted) basis.

The Board of Directors of the Company has the authority under the Stock Option Plan to establish the option price at the time each option is granted. This price shall not be less than the market price of the Common Shares at the time of grant. Options granted under the Stock Option Plan are exercisable over a period not exceeding five (5) years from the date of grant, subject to earlier termination if the optionee ceases to be an eligible person by reason of termination of employment, retirement, disability or death.

The following table sets forth, as of the end of Company’s most recently completed financial year, the number of securities to be issued upon exercise of outstanding stock options, the weighted-average exercise price and the number of securities remaining to be issued under equity compensation plans approved and not approved by the Shareholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(1)
Equity compensation plans approved by security holders	2,655,000	$ 1.00	0
Equity compensation plans not approved by security holders	nil	nil	nil
Total	2,655,000	$ 1.00	0

Note:	(1)	Forum is was authorized to issue stock options entitling the holders to acquire, in the aggregate, up to 2,850,000 Common Shares of Forum pursuant to its 2007 Stock Option Plan

A copy of the Option Plan can be found on the SEC Edgar Website att www.sec.gov and copies are also available for review at the Company’s office at # 200, 550 Denman Street, Vancouver, British Columbia V6G 3H1, during normal business hours up to and including the date of the Meeting.

Termination of Employment, Change of Control, and Employment Contracts

The Company has no plan or arrangement in respect of compensation received or that may be received by executive officers in the Company’s most recently completed or current financial year to compensate such officers in the event of the termination of employment on resignation, retirement, or change of control in the event of a change in responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $60,000.

Compensation of Directors

The Company does not compensate its directors in their capacities as such, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors. The Company from time to time has granted stock options to directors.

Indebtedness to Company of Directors and Officers

None of the directors, senior officers or proposed nominees of management of the Company or associates or affiliates of the foregoing persons is or has been indebted to the Company at any time since the beginning of the last completed financial year of the Company.

MANAGEMENT CONTRACTS

No management contracts exist. Currently there are no management functions of the Company which are to any substantial degree performed by persons other than the directors or senior officers of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors and as disclosed under the heading "Particulars of Other Matters to be Acted Upon".

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company and no associate or affiliate of any insider of the Company has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND SENIOR MANAGEMENT

None of the directors, executive officers and senior officers of the Company or its subsidiary, proposed nominees for election or associates of such persons is or has been indebted to the Company (other than routine indebtedness) at any time for any reason whatsoever, including the purchase of securities of the Company or its subsidiary.

VOTES NECESSARY TO PASS RESOLUTIONS AT THE ANNUAL GENERAL & SPECIAL MEETING

Under the Company's Articles, the quorum for the transaction of business at the Meeting consists of not less than two (2) shareholders present in person or represented by proxy or duly authorized representative, representing not less than 33.33% of the issued and outstanding shares in the capital of the Corporation entitled to be voted at the meeting.

The holders of Common Shares are entitled to one vote for each Common Share held. In order to be effective, each ordinary resolution to be submitted to shareholders at the Meeting must be approved by the affirmative vote of at least 50% plus one of the votes cast thereon. Each special resolution to be submitted to shareholders at the Meeting must be approved by the affirmative vote of at least two-thirds of the votes cast thereon.

MATTERS TO BE ACTED ON

1. Annual Report and Financial Statements

Pursuant to the Ontario Business Corporations Act, R.S.O. 1990, Chapter B. 16, as amended, the directors will place before the shareholders at the Meeting the audited financial statements of the Company for the fiscal year ended September 30, 2009 and the auditor’s report thereon, as presented in the 2009 Annual Report of the Company. The Financial Statements, together with the Auditors’ Report thereon, are being mailed to the shareholders of Record separately. Shareholder approval is not required in relation to the Annual Report and the financial statements.

2. Appointment of Auditor

The Company’s auditors are BDO Dunnwoody LLP Chartered Accountants and Advisors 600 Cathedral Place, 925 West Georgia Street, Vancouver, B.C. Canada. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of BDO Dunwoody LLP as the auditor of the Company to hold office for the ensuing year at remuneration to be fixed by the directors.

“BE IT RESOLVED AS AN ORDINARY RESOLUTION:

that the Board of Directors of the Company is hereby authorized to appoint BDO Dunwoody LLP as the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.”

The persons designated in the enclosed Proxy, unless instructed otherwise, intend to vote FOR the appointment of BDO Dunwoody LLP, Chartered Accountants and advisors, as the auditors of the Company.

3. Election of Directors

The Company is required to have a minimum of three and a maximum of ten directors in accordance to its Articles of Continuation into Ontario. Management of the Company is seeking shareholder approval to determine the number of directors of the Company at seven for the ensuing year. The resolution setting the number of directors to be elected must be passed by a simple majority of the votes cast with respect to the resolution by Shareholders present in person or by proxy at the Meeting. The persons designated in the enclosed Proxy, unless instructed otherwise, intend to vote FOR setting the number of directors to be elected at the meeting at seven.

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. The persons designated in the enclosed Proxy, unless instructed otherwise, intend to vote FOR the nominees herein listed.

Continued on Next Page

Nominees for Director

Management of the Company proposes to nominate each of the following persons for election as a director. . As of February 20, 2010, information concerning such persons, as furnished by the individual nominees, is as follows:

Name, municipality of residence and Date of Birth	Principal occupation, business or employment and, if not a previously elected director, occupation, business or employment during the past five years	Position Held and Director from	Approximate number of common shares beneficially owned, directly or indirectly, or controlled or directed(2)(3)(6)(7)
Daniel Clozza Vancouver, B.C. Canada Feb. 9, 1960	Since September 1995, employed full-time by the Company.	President, CEO and Director since September 1995	5,430,000
Martin Tutschek Vancouver, B.C. Canada May 24, 1960	Since August 2001, employed full-time by the Company.	CFO and Director since August 2001	1,620,789
Jeff Teeny(4) Portland, Oregon. USA April 30, 1967	Property and Real Estate developer for various projects including the 400 acre Villages at Cascade Head located on the Pacific Coast of Oregon, USA	Director since July 2007	6,250,000 (4)
Scott McManus (5) Las Vegas, Nevada, USA June 21, 1962	CEO, Chairman: Ganix Biotechnologies, Inc. 2002 – present, an Ecological Science Company. Financier, Net Branch: North American Funding August 2004 – present, a Commercial Finance Company. Various resort property real estate developments.	Director since July 2007	9,000,000 (5)
Chris Yergensen(1) Henderson, Nevada, USA March, 13, 1967	President and General Counsel, Panorama Towers Group, Las Vegas Nevada 2002 to present. President of Show Media LLC Las Vegas Nevada 2001 to present.	Director since July 2008	Nil
Kazaunari Kohno(1) Minato-ku, Tokyo, Japan December 16, 1963	Member of the Board of Directors for Aegis Capital Co., Ltd 2007 to present. Associate Professor Graduate School of Media and Governance, Keio University 2002 to present Senior Consultant Forum Japan 2002 to present.	Director since July 2008	Nil
Mike Barrett(1) Portland, Oregon, USA November 13, 1963	Current President of Pounce Consulting, an IT consulting company based in Orange County. Vice President of Sales and Marketing for Xavient Information Systems, Simi Valley, California and Noida, India.2006-2008 Sr. Business Development Manager, Tata Consultancy Services, Mumbai, India 2004-2006. Executive Vice President, Sales & Marketinig, Centerlogic, Portland Oregon 2002-2004.	Director since July 2008	Nil

Notes:	(1)	Member of the Audit Committee.
	(2)	Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at February 18, 2010, is based on information furnished to the Company by individual director.
	(3)	Does not include options owned by directors or officers. Options are disclosed in table below.
	(4)	Shares beneficially owned or held by Mr. Teeny are registered to Teeny Acquisitions.
	(5)	Shares beneficially owned or held by Mr. McManus are registered to Aliya Life Settlement International, LLC.
(6)
On June 27, 2007the record date, the Company issued 13,933,983 Series ”A” Preferred shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series “A’ Preferred Non-Dilutive hares are convertible, as a Series into common shares of the Company provided a majority of the Series “A” Preferred shareholders vote in favor of converting the entire Series. The Series will convert into a number of common shares that will represent 50% of the number of fully diluted common shares after conversion.

(7)
On June 27, 2007 the record date, the Company issued 13,933,983 Series ”B” Preferred Shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series “B” Preferred shares are convertible into common shares of the Company on a one for one basis by shareholders of record as of June 27, 2007.

There are no arrangements or understandings between any of our directors or executive officers, and with our major shareholders, customers, suppliers or others pursuant to which any director or officer was or is to be selected as a director or officer. In addition, there are no agreements or understandings for the officers or directors to resign at the request of another person and the above-named officers and directors are not acting on behalf of nor acting at the direction of any other person.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Board, except as set out below, no director or executive officer of the Corporation is or has been within the ten years preceding the date of this Information Circular, a director or executive officer of any other issuer that, while that person was acting in that capacity:

1.	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;
2.

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

3.

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

4.

has, within the 10 years before the date of the information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

On August 25, 2009, the Alberta Securities Commission held a hearing and issued an order to stop Forum’s Initial Offer for HSE. The order stated:

“The Commission, considering that Forum did not comply with Part 14 of the Act or the regulations thereunder in respect of the Bid, orders under section 179(1)(a) of the Act that the distribution on and after this date of any document, record or materials used or issued in connection with the Bid is restrained, permanently.

And

The Commission, considering it to be in the public interest to do so, orders under section 198(1)(a) of the Act that trading in and purchasing of any securities of Forum or of HSE pursuant to or in connection with the Bid must cease, permanently.”

Mr. Barrett, a director of Forum, declared bankruptcy in 2002. He was discharged in September 10, 2002. Mr. McManus, a director of Forum, declared bankruptcy in 2002. He was discharged November 14, 2002.

Penalties or Sanctions

No director, officer or shareholder holding a sufficient number of securities to materially affect control of Forum has been subject to:

1.

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

2.	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

“BE IT RESOLVED AS AN ORDINARY RESOLUTION:

1.	The number of directors be determined at seven;

2.

That the following persons be elected as directors until the next annual general meeting: Messrs. Dan Clozza, Martin Tutschek, Jeffery Teeny , Scott McManus, Chris Yerensen, Kazunari Kohno, Mike Barrett; and

3.	The Board of Directors is hereby authorized at their discretion to appoint up to four additional directors in the upcoming year.”

MANAGEMENT OF THE COMPANY DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY FOR THE ELECTION OF ANOTHER PERSON OR PERSONS AS DIRECTORS.

It is the intention of the persons named in the enclosed Proxy, in the absence of instructions to the contrary, to vote the Proxy in favor of the ordinary resolution determining the number of directors at seven and electing the named directors.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

Audit Committee

The Company's Audit Committee is composed of three individuals all present directors. The Audit Committee members of the Company as at February 20, 2010 are Messrs. Mike Barrett, Chris Yergensen, and Kazunari Kohno. Messrs. Barrett, Yergensen, and Kohno were appointed during fiscal year 2009 and 2008 and currently:

  are considered an "independent" director as defined in Section 803A(2) of the American Stock Exchange Company Guide;

  meets the criteria for independence as defined by Rule 10A-3 adopted by the SEC;

  have not participated in the preparation of our financial statements or the financial statements of any of our current subsidiaries at any time during the past three years; and

  is able to read and understand fundamental financial statements.

Our Board of Directors has determined that the audit committee has at least one member, Mr. Barrett who qualifies as an Audit Committee Financial Expert, as defined by relevant SEC rules. As previously stated, Mr. Barrett is an independent director.

The Audit Committee is responsible for reviewing the Company's financial reporting procedures, internal controls, and the performance of the Company's external auditors. The functions of the Audit Committee also includes selecting, appointing, retaining, compensating and overseeing our independent auditors, deciding upon and approving in advance the scope of audit and non-audit assignments and related fees, reviewing accounting principles we use in financial reporting, and reviewing the adequacy of our internal control procedures, including the internal audit function. The committee is also responsible for reviewing the annual financial statements prior to their approval by the Board of Directors. The Board has adopted a charter for the Audit Committee in the fall of 2007.

Audit Committee Charter

The audit committee operates under a written charter, a current copy of which is available on our website, www.foruminvestments.com. The audit committee reviews and reassesses the adequacy of the audit committee charter on an annual basis.

The audit committee has established procedures for the receipt, retention, and treatment of complaints received regarding accounting, internal accounting controls or auditing matters, as well as for the pre-approval of services provided by our independent auditors.

The audit committee communicates several times during the fiscal year with respect to the audit of our fiscal year 2009 financial statements, quarterly statements and related matters.

In fulfillment of the audit committee’s responsibilities for fiscal year 2009, Mr. Barrett, the audit committee Chairman, reviewed our Annual Report on Form 20-F for the fiscal year ended September 30, 2009 (as did the other members of the committee and Board of Directors at the time of review), and related matters before we released them.

Audit Fees, Audit-Related Fees, Tax Fees and all other Fees

The independent auditors of the Company are the firm of BDO Dunwoody LLP, Chartered Accountants and Advisors, located at 600 Cathedral Place, 925 west Georgia Street, Vancouver, British Columbia, Canada V6C 3L2.

The following is an aggregate of fees billed for each of the last two fiscal years for professional services rendered by the Company’s principal accountants:

	2009		2008
Audit fees - auditing of our annual financial statements and preparation of auditors’ report.(1)	$93,913		$146,300
Audit-related fees - review of each of the quarterly financial statements.(2)	$30,734	$	Nil
Tax fees - preparation and filing of three major tax-related forms.(3)	$-	$	Nil
All other fees – other services provided by our principal accountants. (4)	$38,684	$	Nil
Total fees paid or accrued to our principal accountants	$163,331		$146,300

Notes:	(1)
Audit Fees: This category consists of fees billed/billable from the annual audit services engagement and other audit services, which are normally provided by the independent auditors in connection with statutory accounting matters that arose during , or as a result of, the audit, or of the review of the interim financial statements.

(2)
Audit-Related Fees: Fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements in each fiscal year reported on and that are not reported as audit fees.

(3)
Tax Fees: During the last two fiscal years, the Company paid $nil for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning, This category generally involves preparation of original and amended tax returns, claims for refunds and tax payment-planning services. Tax planning and tax advice encompass a diverse range of services, including assistance with tax audits and appeals, tax advice related to mergers and acquisitions, employee benefit plans and requests for rulings or technical advice from taxing authorities.

(4)
All Other Fees: During the last two fiscal years, the Company paid $nil for professional services rendered y the principal accountant for services other than those described under notes (1) through (3).

No accounting or audit work is performed by persons other than the independent accountant's full-time, permanent employees.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services to be provided by BDO Dunnwoody. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review and attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. The Audit Committee approved all of the engagements and fees during the period ended September 30, 2009. The Audit Committee reviews with BDO Dunnwoody whether the non-audit services to be provided are compatible with maintaining the auditors' independence. The Board has determined that, beginning with January 1, 2006, fees paid to the independent auditors for non-audit related services in any year will not exceed the fees paid for audit services during the year. Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as registration statements filings or private placements or public offerings.

CORPORATE GOVERNANCE DISCLOSURE

Board of Directors

The Board of Directors has the ultimate responsibility for the administration of the affairs of the Company. Our Articles, as currently in effect, provides for a Board of Directors of not less than three directors and not more than ten directors. It is expected that all current directors will continue to serve the Company in the future. The directors are elected at a general meeting of shareholders by a majority of vote of the shareholders present or represented by proxy, subject to quorum requirements of at least one third of all issued and outstanding shares having voting rights.

Code of Ethics

The Company has adopted a code of ethics for its Chief Executive Officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions. The company’s code of ethics complies with Item 406 of Regulation S-K of the SEC. The code of ethics addresses the following:

  Honest and ethical conflict, including handling of corporate opportunities and conflicts of interest;

  Full, fair, accurate, timely and quality public disclosure filed with the SEC and otherwise publicly made by the Company;

  Compliance with applicable laws and regulations;

  Prompt internal reporting of violations of the code of ethics; and

  Accountability for adherence to the code of ethics.

The Company does not plan to grant any waiver, including an implicit waiver, from a provision of the code of business conduct and ethics to any person, and there have been no waivers to the code of ethics to the date of this information circular.

The Company intends to satisfy the disclosure requirement under Item 10 of Form 8-K on Form 6-K regarding any amendment to its Code of Ethics for certain Senior Executives and Financial Officers, and will disclose all other amendments to any of the foregoing code by posting such information to such internet website.

The Company’s Code of Ethics is posted to the Company’s web site, www.foruminvestments.com.

Nomination of Directors

The Company does not have a nominating committee and, accordingly, does not have a nominating committee charter. Instead, the entire Board of Directors participates in the consideration of director nominees. Similarly, since the Company is a controlled company, the Company also is exempt from the listing standard that requires director nominations to be made by a nominating committee comprised solely of independent directors or by a majority of independent directors.

The Board of Directors does not have a formal policy with regard to the consideration of any director candidates recommended by shareholders. Because the Board of Directors as a group have over 50% of the voting power in the election of directors elected by holders of Common Shares, nominations of directors for election by the holders of Common Shares are generally based on the recommendation of the Board of Directors as a group. With respect to candidates for director to be elected by the Common Shares, the Board of Directors may from time to time informally consider candidates by shareholders that hold a significant number of Common Shares. The Board of Directors has no formal procedures to be followed by shareholders in submitting recommendations of candidates for director.

The Company’s Board of Directors does not have any specific, minimum qualifications that the board believes must be met by a nominee for a position on its Board of Directors, or any specific qualities or skills that the board believes are necessary for one or more of the Company’s directors to possess. The Board of Directors has consistently sought to nominate to the Board of Directors eminently qualified individuals whom the board believes would provide substantial benefit and guidance to the Company. The Board of Directors believes that substantial judgment, diligence and care are required to identify and select qualified persons as directors and does not believe that it would be appropriate to place limitations on its own discretion.

In general, the Company’s Board of Directors will nominate existing directors for re-election unless the Board of Directors has a concern about the director’s ability to perform his or her duties. In the event of a vacancy on the board, the Company may use various sources to identify potential candidates, including an executive search firm. In addition, the Chairman may consider recommendations by shareholders that hold a significant number of Common Shares. Potential candidates are initially screened by the Chairman and by other persons as the Chairman designates. Following this process, if appropriate, information about the candidate is presented to and discussed by the full Board of Directors.

All of the nominees approved by Forum National Investments Ltd board for election at this time for the 2010 annual meeting are executive officers and/or directors who are standing for re-election.

The Company has not paid a fee in 2009/2010 to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees for election of directors at the 2010 annual meeting. However, from time to time in the future, the Company may pay a fee to an executive search firm to identify potential candidates for election as directors.

Compensation

The Board of Directors of the Company as a whole reviews and approves all matters relating to compensation of the directors and executive officers of the Company. With regard to the CEO, the Board reviews and approves corporate goals and objectives relevant to the CEO’s compensation, evaluates the CEO’s performance in light of those goals and objectives and sets the CEO’s compensation level based on this evaluation.

The basis for the view of the Board of Directors that it is appropriate for the Company not to have a formal independent compensation committee for all executive compensation is that over 50% of the voting power of the Company is held by the directors and officers of the Company as a group.

Other Board Committees

The Board of Directors has no other committees other than the audit committee.

Shareholder Communication

Management is available for shareholders to respond to questions and concerns on a prompt basis. Management believes that its communications with shareholders and others, interested in the Company, are responsive and effective.

Assessments

The Board of Directors monitors the adequacy of information given to directors, communication between the Board of Directors and management and the strategic direction and processes of the Board of Directors and committees.

AUDITORS

The Company’s auditors are BDO Dunwoody, Chartered Accountants and Advisors, Suite 600, Cathederal Place, 925 West Georgia Street, Vancouver, BC, Canada V6C 3L2.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the common shares of the Company is Computershare Investor Services Inc., 510 Burrard Street, Vancouver, BC V6C 3B9.

OTHER BUSINESS

As of the date of this Information Circular, the Board of Directors does not know of any other matters to be brought to the Meeting, other than those set forth in the Notice of Meeting. If other matters are properly brought before the Meeting, the persons named in the enclosed proxy will vote the proxy on such matters in accordance with their best judgment.

OTHER INFORMATION

Any security holder may obtain the following documents, without charge, upon request to the Secretary, Forum National Investments Inc., Suite # 200, 550 Denman Street, Vancouver, British Columbia V6G 3H1, telephone (778) 588 - 7780, facsimile (604) 684-6139.

(a)	the Company’s financial statements and management discussion & analysis for its most recently completed financial year;
(b)	the Company’s Stock Option Plan;
(c)	Audit Committee Charter; and
(d)	this Information Circular.

You may review a copy of the Company’s filings with the SEC, including exhibits and schedules filed with it, in the SEC's Public Reference Room at 100 F Street NE, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 or the Conventional Reading Rooms’ Headquarters Office at 212-551-8090 for further information on the public reference rooms. The SEC maintains a web site (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

SHAREHOLDER PROPOSALS

Under the Ontario Business Corporations Act R.S.O. 1990, Chapter B. 16, as amended, shareholder proposals to be considered for inclusion in the information circular for the 2009 annual general meeting of the Company must be received at the registered office of the Company, 180A – Suite # 200, 550 Denman Street, Vancouver, British Columbia V6G 3H1, on or before the close of business on December 31, 2010.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Dated: February 20, 2010

FORUM NATIONAL INVESTMENTS INC.
BY ORDER OF THE BOARD OF DIRECTORS

Signed	Signed

/s/ Daniel Clozza	/s/ Martin Tutschek
Daniel Clozza	Martin Tutschek
Director	Director